FILE NO. 82-34745
PROCESSED
MAR 09 2004
THOMSON FINANCIAL

ATCO GROUP

News Release

ATCO LTD. & CANADIAN UTILITIES LIMITED
Corporate Head Office: 1500, 909 -11 Avenue S.W. Calgary, Alberta T2R 1N6 Telephone: (403) 292-7500, Fax: (403) 292-7532

For Immediate
February 26, 20

04010388
SUPPL
RECEIVED
MAR 08 2004
PROCESSING SECTION

ATCO Ltd. Reports December 2003 Earnings

CALGARY, Alberta – ATCO Ltd. reported earnings for the year ended December 31, 2003 of $131.2 million ($4.40 per share). Earnings for the year ended December 31, 2002 were $128.1 million, excluding the after-tax gain on the sale of the Viking-Kinsella property of $34.9 million. 2002 earnings in total were $163.0 million ($5.47 per share).

Earnings in 2003 were higher than 2002, excluding the Viking-Kinsella gain, primarily due to stronger operational results in all subsidiaries except ATCO Pipelines, ATCO Frontec, ATCO Structures and ATCO Noise Management, and a favorable tax adjustment in Australia for ATCO Power. These increases more than offset the weakest year of manufacturing activity for the Canadian operations in ATCO Structures since 1984, as well as the carrying costs, net of investment income, in respect of the $400 million of preferred shares and debentures issued by Canadian Utilities between November 2002 and April 2003 that reduced earnings by $6.7 million. These preferred shares and debentures were issued during a low interest rate environment to strengthen the Corporation's Balance Sheet and allow for future growth.

Revenues increased for the year ended December 31, 2003 to $3,929.7 million compared to $3,196.3 million in 2002 primarily due to the higher price of natural gas and electricity purchased for customers on a "no margin" basis by ATCO Gas and ATCO Electric, higher natural gas prices on gas sales by ATCO Midstream and increased business activity in all subsidiaries except ATCO Pipelines, ATCO Frontec, ATCO Structures and ATCO Noise Management. The impact of warmer temperatures in ATCO Gas, reduced earnings from the Barking generating plant in the United Kingdom, and lower rates approved by the Alberta Energy and Utilities Board ("AEUB") respecting ATCO Pipelines' 2003 general rate application partially offset the increased revenues. Temperatures in 2003 were 3.4% colder than normal, whereas temperatures in 2002 were 6.3% colder than normal.

Cash flow from operations was $573.6 million for the year ended December 31, 2003 compared to $544.1 million in 2002. The higher cash flow from operations was primarily due to stronger earnings, partially offset by higher current income taxes resulting from timing differences in the recognition of revenues and expenses for tax reporting purposes and decreased deferred availability incentive payments in Alberta Power (2000). In addition, in the first quarter of 2002, ATCO Gas refunded to customers a total of $405.6 million related to the sale of the Viking-Kinsella property, of which $20.6 million had reduced cash flow from operations.

Earnings for the three months ended December 31, 2003 were $42.8 million ($1.43 per share) compared to $37.2 million ($1.24 per share) in the same period of 2002, primarily due to stronger operational results in Alberta Power (2000) and the Technologies and Industrials Business Groups, a favorable tax adjustment in Australia for ATCO Power, the impact of the AEUB decision respecting the 2003 general rate application of ATCO Gas and colder temperatures in ATCO Gas. These increases were partially offset by AEUB decisions respecting the 2003 general rate applications that resulted in lower equity amounts and returns for ATCO Pipelines and ATCO Electric, and the carrying costs, net of investment income, in respect of the $400 million of preferred shares and debentures issued between November 2002 and April 2003 that reduced earnings by $1.8 million.

Revenues increased for the three months ended December 31, 2003 to $1,008.9 million compared to $983.5 million in 2002 primarily due to the higher price of natural gas purchased for customers on a "no margin" basis by ATCO Gas, the impact of colder temperatures and the AEUB 2003 decision respecting ATCO Gas, and increased business activity in the Power Generation Business Group and in ATCO Midstream and ATCO Structures. These increases were partially offset by the impact of the AEUB 2003 decisions respecting ATCO Electric and ATCO Pipelines and lower revenues from ATCO Frontec projects. Temperatures for the three months ended December 31, 2003 were 3.3% warmer than normal, compared to 11.4% warmer than normal for the corresponding period in 2002.

Cash flow from operations decreased to $166.3 million for the three months ended December 31, 2003 compared to $180.4 million in 2002. This decrease was primarily the result of higher current income taxes resulting from timing differences in the recognition of revenues and expenses for tax reporting purposes and decreased deferred availability incentive payments in Alberta Power (2000), partially offset by stronger earnings.

The Board of Directors of ATCO Ltd. today declared a first quarter dividend of 35.0 cents per Class I Non-Voting and Class II Voting share, a 9.4% increase over the 32.0 cents paid in each of the previous four quarters. The dividend is payable March 31 to share owners of record on March 17, 2004.

ATCO Group is an Alberta based corporation with a worldwide organization of companies engaged in Power Generation, Utilities, Logistics and Energy Services, Technologies and Industrials. More information about ATCO can be found on its website, www.atco.com.

For further information contact:

J.A. (Jim) Campbell
Senior Vice President, Finance
& Chief Financial Officer
(403) 292-7502

K.M. (Karen) Watson
Vice President, Finance & Controller
(403) 292-7528

FILE NO. 82-34745

Form 5 Submission - Dividend/Distribution Declaration

Issuer : Atco Ltd.

Security Symbol	Amount	Currency	Declaration Date	Record Date	Payable Date
ACO.X	0.35	CAD	02/26/2004	03/17/2004	03/31/2004
ACO.Y	0.35	CAD	02/26/2004	03/17/2004	03/31/2004

Filed on behalf of the Issuer by:

Name: Trina Leanne Metz
Phone: 403-292-7564
Email: trina.metz@atco.com
Submission Date: 02/26/2004 19:13:32
Last Updated: 02/26/2004 19:13:32